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                     January 17, 2024

       Curtis Valentine
       Chief Financial Officer
       Sprouts Farmers Market, Inc.
       5455 East High Street, Suite 111
       Phoenix, AZ 85054

                                                        Re: Sprouts Farmers
Market, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 1, 2023
                                                            File No. 001-36029

       Dear Curtis Valentine:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services